Exhibit 2.1

PLAN OF LIQUIDATION AND DISSOLUTION
OF
BOSTON CAPITAL TAX CREDIT FUND III LIMITED PARTNERSHIP

This Plan of Liquidation and Dissolution (the “Plan”) dated as of June 1, 2016 of Boston Capital Tax Credit Fund III Limited Partnership (the “Partnership”), a Delaware limited partnership, is for the purpose of effecting the complete liquidation and dissolution of the Partnership in accordance with the laws of the State of Delaware.

1. Intention of the General Partner. Boston Capital Associates III Limited Partnership, as the sole General Partner of the Partnership, believes that the liquidation and dissolution (the “Liquidation”) of the Partnership at this time is in the best interest of the Partnership, its Limited Partner and the holders of the Partnership’s beneficial assignee certificates (the “BAC Holders”). Therefore, the General Partner has submitted this Plan to the Limited Partner and the BAC Holders for their consent to liquidate and dissolve the Partnership in accordance with Section 8.02 of the Agreement of Limited Partnership of the Partnership dated as of January 21, 1992 (the “Partnership Agreement”).

2. Effectiveness. The Plan shall be effective upon the approval hereof by the affirmative vote of more than 50% of the Limited Partners, as directed by the holders of greater than 50% of the outstanding beneficial assignee certificates (“BACs”) of the Partnership as required by the Partnership Agreement. Until such time as the BAC Holders approve this Plan, the General Partner shall not take and shall not cause the Partnership to take any of the actions, and shall not do or cause the Partnership to do, any of the things provided herein, provided that the foregoing shall in no event limit the right of the General Partner to sell, on behalf of the Partnership, Apartment Complexes (or the Partnership’s Operating Partnership interests therein) in one or more unrelated transactions in a manner consistent with past practice.

3. Dissolution. In accordance with the Partnership Agreement, ninety days after the sale of all of the Partnership’s assets, the Partnership shall be dissolved without any further action by or on behalf of the Partnership, the Limited Partner, the BAC Holders or the General Partner.

4. Winding Up and Liquidation. The General Partner, as liquidator for the Partnership, shall sell or cause to be sold all of the assets of the Partnership, together or in separate asset sales, and shall apply the funds of the Partnership (including the proceeds of the sale of any other assets of the Partnership) in accordance with Section 4.02 and Section 8.02(c) of the Partnership Agreement. All assets and funds of the partnership previously reserved pursuant to clause (ii) of Section 4.02(a)(ii) of the Partnership Agreement and determined by the Managing General Partner to be in excess of the amounts required therefore shall be distributed by the General Partner as set forth in Section 4.02 of the Partnership Agreement

5. Cancellation of Interests in the Partnership. Liquidating distributions shall be made in complete cancellation of all of the Limited Partner’s and BAC Holders’ interests in the Partnership. If there are no liquidating distributions with respect to any series of BACs, the BACs of such series, and all of the BAC Holders’ interests therein, shall be cancelled upon the complete liquidation of the assets contained within such series.

6. Reports and Filings. In connection with the Liquidation and winding up of the Partnership, the General Partner shall cause to be executed and timely filed (i) with the Delaware Secretary of State, a Certificate of Cancellation canceling the Partnership’s Certificate of Limited Partnership; (ii) with the Internal Revenue Service, all returns, reports, documents, certificates and other information required under the Internal Revenue Code of 1986, as amended, or applicable Treasury Department rules or regulations; (iii) with the appropriate authorities in any other tax jurisdiction, all returns, reports, documents, certificates and other information required under the laws of such jurisdictions; (iv) with the Securities Exchange Commission, any reports required under the Exchange Act, including a Form 15 terminating the registration of the Partnership under the Exchange Act; and (v) all reports required to be delivered to the Limited Partners in accordance with Article 9.04 of the Partnership Agreement.

7. Other Acts. The General Partner shall take, or cause the Partnership to take, such other acts and deeds and shall do, or cause the Partnership to do, such other things, as are necessary or appropriate in connection with the dissolution, winding up and Liquidation of the Partnership, the termination of the responsibilities and liabilities of the Partnership under applicable law, and the termination of the existence of the Partnership.

8. Amendment and Termination. The General Partner may amend or terminate this Plan at any time.

IN WITNESS WHEREOF, the parties hereto have made and executed this Plan as of the date first written above.

BOSTON CAPITAL TAX CREDIT FUND III LIMITED PARTNERSHIP

By:	Boston Capital Associates III Limited Partnership,
its General Partner

By:	BCA Associates Limited Partnership,
its General Partner

By:	C&M Management, Inc., its General Partner

By:	/s/ John P. Manning
John P. Manning
President